City of Buenos Aires, June 8, 2023

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

MERCADO ABIERTO ELECTRÓNICO

Ref.:       Relevant Event. Redemption 2023 Notes

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) regarding the 7.375% Notes due 2023 (the “2023 Notes”) of the Company. We hereby notify you that as of June 8, 2023, we have cancelled 2023 Notes in an aggregate nominal amount of US$92,907,000. After such cancellation, there are no 2023 Notes outstanding.

Sincerely,

María Agustina Montes

Head of Market Relations